UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q4 and FY 2021

Strong top line growth and improved revenue mix leading to higher profitability

Net Revenues increased 46.3% YoY in Q4 and 42.5% in FY

Adjusted Gross Margin expanded 1330bps to 32.6% in Q4 and 640bps to 32.3% in FY

São Paulo, March 16, 2022 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America empowering companies to transform their existing communications with end-customers along their life cycle, today reported its fourth quarter and full year 2021 operating and financial metrics. 4Q 2021 numbers fully consolidate D1 and two months of SenseData (November + December).

Cassio Bobsin, Founder & CEO of ZENVIA, said: “2021 was a special year for us at Zenvia. It was the year of our IPO at Nasdaq, an important milestone in our long-term strategy of becoming a global platform that empowers companies to create a new world of experiences.

Back in 2019, we were the leading communications platform in Brazil, with SMS Termination comprising most of our revenues. We ended 2021 as the leading CX platform in Latin America empowering businesses of all sizes to create unique, highly scalable, digital first and hyper contextualized experiences throughout the customer journeys with brands, in all available channels. Now, one-third of our revenues and almost 80% of our gross profit come from beyond-SMS business. What made this possible was our extraordinary team of Humanz that executed a well-crafted growth strategy that aims at benefiting all Humans.

After new product launches and five acquisitions in these last three years, we are now at an inflection point: 2022 will be the year when we lay the foundations for the profitable growth ahead, accelerating the integration of all businesses into one powerful platform and deploying a new go-to-market strategy to provide the best SaaS experiences for brands, allowing them to offer an unparallel end-customer journey.”

Financial Highlights Q4 2021

●       Net Revenues increased 46.3% YoY to R$190.2 million, with organic growth of 26.1%

●       Net Revenue Expansion Rate (NRE) of 122%, +770bps vs Q4 2020

●       Adjusted Gross Profit totaled R$62.1 million, +147.5% YoY, with Adjusted Gross Margin expanding 1,330bps to 32.6%

Financial Highlights FY 2021

●       Net Revenues increased 42.5% YoY to R$612.3 million, with organic growth of 32.8%

●       Revenues from Beyond SMS Termination reached 35% of the total

●       Adjusted Gross Profit totaled R$197.9 million, +77.9% YoY, with Adjusted Gross Margin expanding 640bps to 32.3%

●       Adjusted Gross Profit from Beyond SMS Termination represented 77% of the total for the year

M&A and Integration Activity

●       Acquisition of Movidesk in December 2021, with closing expected in Q2 2022

●       First phase of D1 integration concluded; Zenvia will continue to accelerate the process, improving its go-to-market strategy and boosting synergies

●       SenseData Integration: back-office activities and structures fully integrated

Key Metrics and Recent Business Highlights

●       Number of active customers grew by 25.3% YoY to 11,827

●       Partnership with digital commerce platform VTEX to integrate solutions, aiming at turning the e-commerce journey into a more personalized and efficient experience for customers

●	#RA1000 seal from Reclame Aqui in Brazil, a prestige recognition for companies that provide the best customer experience and are recognized by their clients

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Consolidated Revenue

Consolidated Revenue in Q4 2021 totaled BRL 190.2 million, an increase of 46.3% YoY reflecting both strong organic growth and M&A gains. The organic growth rate of 26.1% reflects a higher number of active customers (+25.3% yoy) and a 770bps increase in the Net Revenue Expansion rate to 122%. Net Revenues were also impacted by the SMS seasonality related to Black Friday and Christmas. SMS revenues went up 11.2% YoY in 4Q 2021.

Revenue from Beyond SMS Termination, which carries higher gross margins, represented 35% of the total revenue in full year 2021, attesting solid execution and leading to improved profitability.

D1 and Sensedata acquisitions contributed BRL 26.3 million in Q4 2021 and BRL 41.5 million in full-year 2021 to our consolidated net revenues. It is important to highlight that Q4 2021 fully consolidates D1 and only two months of SenseData. Movidesk transaction is expected to be concluded in Q2 2022.

Robust consolidated revenue results for the quarter and year 2021 confirm our ability to continue succeeding through organic client base and usage expansions, while our M&A strategy has and will further improve the revenue mix.

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Profitability

Adjusted Gross Profit increased a solid 147.5% in the quarter to BRL 62.1 million, reflecting the strong revenue growth and improved mix, while Adjusted Gross Margin expanded 1,330bps to 32.6%. It is important to highlight that the improved revenue mix helps soften the impact of the seasonal higher SMS volumes over profitability. Thus, Adjusted Gross Margin in Q4 2021 was down 350bps sequentially, compared to a drop of 1,210bps in Q4 2020 vs Q3 2020. On a like-for-like basis (pro-forma excluding D1 acquisition), Adjusted Gross Margin expanded 350bps YoY in the quarter.

Adjusted Gross Profit from Beyond SMS Termination reached 77% of the total in 2021, with a strong mix improvement throughout the year as a direct result of our diversification strategy and recent acquisitions to position Zenvia as a SaaS company.

Adjusted EBITDA in FY 2021 was BRL 40.2 million, with Adjusted EBITDA margin of 6.6%. Excluding the impacts related to acquisitions earn-outs, normalized EBITDA in FY 2021 was BRL 0.2 million.

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Guidance

Zenvia is initiating guidance for the fiscal year 2022 ending December 31, 2022.

FY 2022 Guidance
Revenue (millions)	BRL $875 - $925
Y/Y Growth	43% - 51%
Organic Y/Y Growth[1]	32% - 34%
Adjusted Gross Margin	35.0% - 36.0%
Y/Y Expansion	2.7p.p. - 3.7p.p.

1Organic revenue growth guidance excludes revenue from acquisitions that closed after January 1, 2021

Conference Call

The Company will host a conference call and webcast on Thursday, March 17, 2022, at 10:00 am EST to discuss its operational and financial metrics. To access the webcast presentation, click here. Additional information can be found at Zenvia Investor Relations website at https://investors.zenvia.com.

Contacts

Investor Relations Shay Chor Fernando Schneider ir@zenvia.com	Media Relations – Danthi Comunicações Carla de Azevedo | (+55 21) 99361-1422 | carla@danthicomunicações.com.br Gabriel Martins | (+55 21) 98388-4801 | gabriel@danthicomunicações.com.br

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

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SELECTED FINANCIAL DATA

Financial Statement

	Q4			Full Year
	2021	2020	Variation	2021	2020	Variation
	(non audited)	(non audited)		(non audited)	(audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	190,263	130,021	46.3%	612,324	429,701	42.5%
Cost of services	-133,919	-108,087	23.9%	-431,419	-325,870	32.4%
Gross profit	56,344	21,934	156.9%	180,905	103,831	74.2%
Selling and marketing expenses	-19,853	-9,448	110.1%	-80,367	-33,589	139.3%
Administrative expenses	-28,321	-21,412	32.3%	-154,999	-71,667	116.3%
Research and development expenses	-30,208	-4,517	568.8%	-46,308	-15,637	196.1%
Allowance for credit losses	-1,650	-2,442	-32.4%	-6,303	-4,205	49.9%
Other income and expenses, net	58,814	-1527	-3951.6%	60,572	-840	-7311.0%
Operating profit	35,126	-17,412	-301.7%	-46,500	-22,107	110.3%
Finance costs	-13,960	-9,658	44.5%	-51,767	-26,580	94.8%
Finance income	11,706	15,625	-25.1%	32,798	19,217	70.7%
Net finance costs	-2,254	5,967	-137.8%	-18,969	-7,363	157.6%
Loss before income tax and social contribution	32,872	-11,445	-387.2%	-65,469	-29,470	122.2%
Deferred income tax and social contribution	9,800	759	1191.2%	23,313	8,480	174.9%
Current income tax and social contribution	-400	871	-145.9%	-2,490	-441	464.6%
Loss for the year	42,272	-9,815	-530.7%	-44,646	-21,431	108.3%

Consolidated Statement of Cash Flow

	Full Year
	2021 (non audited)	2020 (audited)
	(in thousands of R$)
Net cash from (used in) operating activities	-97,260	46,143
Net cash used in investing activities	-351,051	-61,591
Net cash from (used in) financing activities	935,033	62,052
Exchange rate change on cash and cash equivalents	35,530	1,033
Net (decrease) increase in cash and cash equivalents	522,252	47,637

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Consolidated Balance Sheet

	Dec 31, 2020 (audited)	Dec 31, 2021 (non audited)
Assets
Current assets	154,686	766,059
Cash and cash equivalents	59,979	582,231
Trade and other receivables	86,009	142,407
Tax assets	4,897	15,936
Financial instruments	-	74
Prepayments	2,516	20,918
Other assets	1,285	4,493

Non-current assets	298,558	1,077,790
Tax assets	40	112
Prepayments	1,931	2,271
Interest earning bank deposits	2,227	7,005
Property, plant and equipment	12,495	15,732
Intangible assets and goodwill	281,475	1,050,357
Deferred Tax Assets	390	2,276
Other Assets		37

Total assets	453,244	1,843,849

Liabilities
Current liabilities	226,438	429,883
Loans and borrowings	56,197	64,415
Trade and other payables	100,036	144,424
Liabilities from acquisitions	53,520	176,069
Current tax liabilities	8,898	15,736
Employee benefits	6,678	21,926
Lease liabilities	1,109	2,220
Deferred revenue		4,582
Taxes to be paid in installments		511

Non-current liabilities	111,458	210,764
Liabilities from acquisitions	40,228	60,220
Trade and other payables	201	936
Loans and borrowings	42,778	143,723
Lease liabilities	1,649	2,038
Provisions for tax, labor and civil risks	2,267	1,369
Deferred tax liabilities	23,184	1,756
Taxes to be paid in installments	-	722
Employee Benefits	1,151

Shareholders’ equity	115,348	1,203,202
Capital	130,292	957,523
Reserves	5,454	226,599
Translation reserve	1,033	34,638
Accumulated losses	(21,431)	(15,558)

Total equity and liabilities	453,244	1,843,849

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Non-GAAP Reconciliation – Gross Profit and Gross Margin

	Q4		Full Year
	2021 (non audited)	2020 (non audited)	2021 (non audited)	2020 (audited)
	(in thousands of R$)

Gross profit	56,344	21,934	180,905	103,831
(+) Amortization of intangible assets acquired from business combinations	5,720	3,142	16,985	7,042
Non-GAAP Gross Profit(2)	62,064	25,076	197,890	110,873
Revenue	190,263	130,021	612,324	429,701
Gross margin(3)	29.6%	16.9%	29.5%	24.2%
Non-GAAP Gross Margin(4)	32.6%	19.3%	32.3%	25.8%

Reconciliation – Adjusted EBITDA

	Q4		Full Year
	2021 (non audited)	2020 (non audited)	2021 (non audited)	2020 (audited)
	(in thousands of R$)
EBITDA	49,296	-9,002	-5,369	5,180
(+) Expenses related to branch closing		2,858		2,858
(+) Expenses related to IPO grants	253		45,618
Adjusted EBITDA	49,549	-6,144	40,249	8,038

Indebtedness

		Full Year	Full Year
	Interest	2021	2020
		(in thousands of R$)
Working capital	100% CDI+2.40% to 5.46%, TJLP+2.98% or 24%	163,138	97,396
BNDES Prosoft	TJLP+2.96%	—	1,579
Debentures	18.16%	45,000	—
Total		208,138	98,975

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 16, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer